SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                -----------------


                                    FORM 6-K

                        REPORT OF FOREIGN PRIVATE ISSUER
                    PURSUANT TO RULE 13a-16 OR 15d-16 OF THE
                         SECURITIES EXCHANGE ACT OF 1934

                         FOR THE MONTH OF FEBRUARY 2004

                              ---------------------


                                IXOS SOFTWARE AG
                              ---------------------

                              Bretonischer Ring 12
                            D-85630 Grasbrunn/Munich
                           Federal Republic of Germany
                    (Address of principal executive offices)

                              ---------------------


     Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

                           Form 20-F _x_ Form 40-F ___

     Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                                   Yes__ No_x_



     If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-____

               IXOS: double-digit growth in revenues and earnings

     H1 2003/2004: consolidated net income up 43%, license business up 14%,
                            European business up 33%


Grasbrunn near Munich, February 3, 2004 - IXOS SOFTWARE AG (TecDAX: "XOS",
NASDAQ: "XOSY"), Europe's leading provider of enterprise content management
(ECM) solutions, recorded double-digit growth in H1 2003/2004, exceeding its own projections. Consolidated revenues rose by 14% to (euro)69.0 million in the period July 1 - December 31, 2003 (previous year: (euro)60.3 million). Adjusted for exchange rate effects, revenues were up 22% year-on-year in the first half year. EBIT increased by 13% to (euro)1.8 million (previous year: (euro)1.6 million). Consolidated net income rose by 43% to (euro)1.7 million (previous year: (euro)1.2 million). This corresponds to earnings per share of (euro)0.08 (previous year: (euro)0.06).

"Our highly competitive software solutions have enabled us to expand our market position as the leading European provider of enterprise content management solutions, and to substantially increase the profitability of the Group," said Robert Hoog, Chairman of IXOS' Executive Board, commenting on the H1 results.

IXOS was able to generate double-digit growth in consolidated revenues in the second quarter of the current fiscal year as well, with an increase of 13% to
(euro)38.9 million (previous year: (euro)34.4 million). Adjusted for exchange rate effects, revenues were up 21% year-on-year in the second quarter. EBIT rose slightly year-on-year, at (euro)3.95 million (previous year: (euro)3.87 million). Net income improved in Q2 by 7% to (euro)3.7 million (previous year:
(euro)3.5 million). This corresponds to earnings per share of (euro)0.17 (previous year: (euro)0.16).

"Despite extensive investment in developing and marketing our new products, we recorded a high operating margin of 10% in the second quarter and therefore demonstrated efficient cost management," said CFO Peter Rau about the results for the quarter. "We have also succeeded in substantially improving our financial result in the first half of the year by eliminating exchange rate risks," Rau added.

License and maintenance business drive growth

In Q2 2003/2004, license revenues increased by 13% to (euro)16.5 million (previous year: (euro)14.6 million). At the same time, IXOS increased its revenues in the Maintenance business unit by 24% to (euro)12.3 million (previous year: (euro)9.9 million). This upward trend is due to the systematic expansion of the installed base, which rose by around 30% to 3,000 product installations (previous year: 2,300). Revenues in the Professional Services business unit were up 2% to (euro)10.1 million (previous year: (euro)9.9 million), despite sustained price pressure. "This underlines the growing customer demand for IXOS' one-stop, end-to-end product solutions and services," said Richard Gailer, member of IXOS' Executive Board with responsibility for sales.

Strong growth in Europe

Regionally, IXOS was particularly successful in Q2 in the EMEA region (Europe excluding Germany, the Middle East and Africa). This is due to the focused sales organization in this region and the launch of the extended ECM product range. In EMEA, revenues for the quarter rose by 43% to (euro)15.5 million (previous year:
(euro)10.9 million). Business development was particularly strong in the United Kingdom, Switzerland, Scandinavia, and the Benelux countries. The Germany sales region generated a 3% increase in its share of revenues, taking it to (euro)9.9 million (previous year: (euro)9.5 million). IXOS' main successes here came in the key target market of insurance and banks.

At 10%, the software group also achieved double-digit revenue growth in the Asia/Pacific region to (euro)5.1 million (previous year: (euro)4.7 million). This sales region is registering increasing demand for IXOS' solutions and, as a growth market, offers good revenues potential for the Group.

On a constant exchange rate basis, the Americas sales region would have provided IXOS with a year-on-year increase in revenues of 8% in Q2. However, the ongoing weakness of the dollar meant that consolidated revenues in euros fell by 10% year-on-year to (euro)8.3 million (previous year: (euro)9.3 million). IXOS has focused its sales activities in the region and believes that there is healthy demand here for its content management and e-mail compliance solutions.

In terms of regions, Europe (EMEA) remains IXOS' most important sales region with a 40% share of revenues, followed by Germany with 25%, the Americas with 22%, and Asia/Pacific with 13% of total revenues.

Another driving force behind IXOS' revenue increase was its close cooperation with partners that began in 2003. The Company has extended its cooperation with all worldwide leading systems integrators, generating around 30% of all new license revenues in H1 2003/2004 with these partners. "In the second quarter, the Company was able to enter into partnerships with the leading storage media manufacturers Hitachi and StorageTek for the distribution and development of joint storage and archiving solutions, and has already recorded initial joint revenues," said Gailer, commenting on the partnership strategy. The member of the Executive Board with responsibility for sales believes that this will provide further growth potential in the current fiscal year.

Solid financial structure

Consolidated total assets as of December 31, 2003 amounted to (euro)108.6 million (June 30, 2003: (euro)108.3 million). The equity ratio improved to 67% (June 30, 2003: 65%). On December 31, 2003, IXOS employed 915 people worldwide (June 30, 2003: 919 employees).

IXOS remains upbeat for H2

IXOS' Executive Board remains upbeat about the second half of the year and is reiterating its projections. At the beginning of fiscal year 2003/2004, the Group forecast revenue growth of at least 10% and positive income from operations for the year as a whole.

"There is healthy demand for our expanded solutions offering, which we are increasingly marketing on a global scale. Customers and business partners welcome the planned business combination with the Canadian Open Text Group and see this as the right strategic move towards positioning IXOS as the global market leader," said Robert Hoog, Chairman of IXOS' Executive Board.

Open Text has made a public tender offer to all IXOS shareholders, and the acceptance period ended on January 30, 2004. The results of this will be published on February 5, 2004. The planned combination of the two companies is set to create the global market leader for enterprise content management (ECM) software. Against the current background of market consolidation, and driven by its comprehensive product range and international presence, the new company will be in an outstanding position to benefit disproportionately from the growth in the ECM market.

IXOS SOFTWARE AG
CONSOLIDATED STATEMENTS OF OPERATIONS
Three Months Ended December 31, 2002 and 2003
(in thousands, except share and per share data)


                                                        Three Months ended      Three Months ended      Three Months ended
                                                         December 31, 2002       December 31, 2003       December 31, 2003
                                                              (euro)                   (euro)                    $*
                                               -----------------------------------------------------------------------------
                                                           (unaudited)               (preliminary)           (preliminary)
Revenues
   Software licenses                                             14,609                  16,487                  20,769
   Services                                                       9,889                  10,098                  12,720
   Maintenance                                                    9,871                  12,288                  15,479
                                               -----------------------------------------------------------------------------
Total revenues                                                   34,369                  38,873                  48,986
                                               -----------------------------------------------------------------------------

Cost of revenues
   Software licenses                                              (236)                   (709)                   (893)
   Services                                                     (6,492)                 (7,395)                 (9,315)
   Maintenance                                                  (2,172)                 (2,803)                 (3,531)
                                               -----------------------------------------------------------------------------
Total cost of revenues                                          (8,900)                (10,907)                (13,739)
                                               -----------------------------------------------------------------------------
Gross profit                                                     25,469                  27,966                  35,229
                                               -----------------------------------------------------------------------------

Operating income (expenses)
   Sales and marketing                                         (13,824)                (14,587)                (18,376)
   Research and development                                     (4,318)                 (5,579)                 (7,028)
   General and administrative                                   (3,462)                 (3,849)                 (4,849)
   Other operating income                                         1,554                   1,354                   1,706
   Other operating expenses                                     (1,549)                 (1,351)                 (1,702)
                                               -----------------------------------------------------------------------------
Total operating expenses                                       (21,599)                (24,012)                (30,249)
                                               -----------------------------------------------------------------------------

Income (loss) from operations                                     3,870                   3,954                   4,980

   Other income (expense)
   Interest income                                                  271                      50                      63
   Interest expenses                                                (1)                     (1)                     (1)
   Foreign currency exchange, net                                 (591)                   (598)                   (754)
   Other financial income (expenses)                                  0                     281                     354
                                               -----------------------------------------------------------------------------
Total other income (expenses)                                     (321)                   (268)                   (338)
                                               -----------------------------------------------------------------------------

Income before income taxes                                        3,549                   3,686                   4,642
Provisions for income taxes                                        (59)                      41                      52
Net income                                                        3,490                   3,727                   4,694
                                               =============================================================================

Net income per share
   Basic                                                           0.16                    0.17                    0.22
   Diluted                                                         0.16                    0.17                    0.22
Weighed average shares outstanding
   Basic                                                     21,470,994              21,525,344              21,525,344
   Diluted                                                   21,515,948              21,674,281              21,674,281

* The amounts indicated as of December 31, 2003 have been translated solely for the convenience of the reader at an exchange rate of US$ 1,2597 to Euro 1,00, the noon buying rate on December 31, 2003.

IXOS SOFTWARE AG
CONSOLIDATED STATEMENTS OF OPERATIONS
Six Months Ended December 31, 2002 and 2003
(in thousands, except share and per share data)


                                                         Six Months ended        Six Months ended        Six Months ended
                                                         December 31, 2002       December 31, 2003       December 31, 2003
                                                               (euro)                   (euro)                    $*
                                               -----------------------------------------------------------------------------
                                                             (unaudited)              (preliminary)         (preliminary)
Revenues
   Software licenses                                             23,893                  27,166                  34,221
   Services                                                      17,198                  18,162                  22,878
   Maintenance                                                   19,224                  23,645                  29,785
                                               -----------------------------------------------------------------------------
Total revenues                                                   60,315                  68,973                  86,884
                                               -------------------------------------------------------------------------

Cost of revenues
   Software licenses                                              (657)                 (1,296)                 (1,632)
   Services                                                    (12,237)                (13,993)                (17,627)
   Maintenance                                                  (4,548)                 (5,418)                 (6,825)
                                               -----------------------------------------------------------------------------
Total cost of revenues                                         (17,442)                (20,707)                (26,084)
                                               -----------------------------------------------------------------------------
Gross profit                                                     42,873                  48,266                  60,800
                                               -----------------------------------------------------------------------------

Operating income (expenses)
   Sales and marketing                                         (26,257)                (28,672)                (36,118)
   Research and development                                     (8,535)                (10,709)                (13,490)
   General and administrative                                   (6,468)                 (7,057)                 (8,889)
   Other operating income                                         3,109                   2,922                   3,680
   Other operating expenses                                     (3,099)                 (2,916)                 (3,674)
                                               -----------------------------------------------------------------------------
Total operating expenses                                       (41,250)                (46,432)                (58,491)
                                               -----------------------------------------------------------------------------

Income (loss) from operations                                     1,623                   1,834                   2,309

   Other income (expense)
   Interest income                                                  462                     127                     160
   Interest expenses                                                (3)                     (2)                     (2)
   Foreign currency exchange, net                                 (850)                   (450)                   (566)
   Other financial income (expenses)                                  0                     281                     354
                                               -----------------------------------------------------------------------------
Total other income (expenses)                                     (391)                    (44)                    (54)
                                               -----------------------------------------------------------------------------

Income before income taxes                                        1,232                   1,790                   2,255
Provisions for income taxes                                        (42)                    (89)                   (112)
Net income                                                        1,190                   1,701                   2,143
                                               =============================================================================

Net income per share
   Basic                                                           0.06                    0.08                    0.10
   Diluted                                                         0.06                    0.08                    0.10
Weighed average shares outstanding
   Basic                                                     20,699,565              21,510,644              21,510,644
   Diluted                                                   20,752,101              21,730,093              21,730,093

* The amounts indicated as of December 31, 2003 have been translated solely for the convenience of the reader at an exchange rate of US$ 1,2597 to Euro 1,00, the noon buying rate on December 31, 2003.

IXOS SOFTWARE AG

CONSOLIDATED BALANCE SHEET
Ended June 30, 2003 and December 31, 2003 (in thousands)

                                                                   June             December           December
                                                                 30, 2003           31, 2003           31, 2003
                                                                  (euro)             (euro)                $*
                                                       ---------------------------------------------------------
                                                                  (audited)        (preliminary)     (preliminary)

ASSETS
Current assets
   Cash and cash equivalents                                        29,214             25,227            31,779
   Accounts receivable, net                                         40,493             45,315            57,083
   Unbilled Revenue                                                    949              1,686             2,124
   Prepaid expenses and other                                        7,394              8,077            10,175
----------------------------------------------------------------------------------------------------------------
Total current assets                                                78,050             80,305           101,161
----------------------------------------------------------------------------------------------------------------


Property and equipment, net                                          9,659              9,215            11,608
Intangible assets                                                    9,057              7,583             9,553
Goodwill, net                                                        9,861              9,861            12,421
Other long-term assets                                               1,630              1,630             2,053
----------------------------------------------------------------------------------------------------------------
                                                                    30,207             28,289            35,635
----------------------------------------------------------------------------------------------------------------
Total assets                                                       108,257            108,594           136,796
----------------------------------------------------------------------------------------------------------------



LIABILITIES AND SHAREHOLDERS' EQUITY
Current liabilities
   Accounts payable                                                  7,574              7,548             9,508
   Accrued liabilities                                              12,537              9,671            12,183
   Customer advances and unearned revenues                          13,516             16,108            20,292
   Income taxes payable                                                808                793               998
   Deferred income taxes                                               603                413               521
----------------------------------------------------------------------------------------------------------------
Total current liabilities                                           35,038             34,533            43,502
----------------------------------------------------------------------------------------------------------------

Long-term debt
   net of current portion                                              846                  0                 0
Accrued pension liabilities                                          1,848              1,108             1,395
----------------------------------------------------------------------------------------------------------------
                                                                     2,694              1,108             1,395
----------------------------------------------------------------------------------------------------------------

Shareholders' equity
   Common stock                                                     22,110             22,210            27,978
   Additional paid-in-capital                                       53,274             53,993            68,015
   Treasury Stock                                                    (241)              (241)             (303)
   Retained earnings (deficit)                                     (5,582)            (3,881)           (4,890)
   Accumulated other comprehensive income                              964                872             1,099
----------------------------------------------------------------------------------------------------------------
Total shareholders' equity                                          70,525             72,953            91,899
----------------------------------------------------------------------------------------------------------------
Total liabilities and shareholders' equity                         108,257            108,594           136,796
----------------------------------------------------------------------------------------------------------------

* The amounts indicated as of December 31, 2003 have been translated solely for the convenience of the reader at an exchange rate of US$ 1,2597 to Euro 1,00, the noon buying rate on December 31, 2003

IXOS SOFTWARE AG

CONSOLIDATED STATEMENTS OF CASH FLOW
Six months ended December 31, 2002 and 2003 (in thousands)


                                                                            December           December         December
                                                                            31, 2002           31, 2003         31, 2003
                                                                             (euro)             (euro)              $*
                                                                 -------------------------------------------------------
                                                                           (unaudited)      (preliminary)     (preliminary)
Cash flows from operating activities
Net income                                                                     1,190             1,701            2,143
Adjustments to reconcile net income (loss) to net cash
provided by operating activities
 Depreciation and amortization                                                 1,967             2,948            3,713
 Loss from disposals of fixed assets                                              74               211              266
 Deferred income taxes                                                         (208)             (190)            (239)
 Accrued pension liabilities                                                       0             (740)            (932)
 Other non-cash income or expenses                                                 0                25               31
Changes in operating assets and liabilities
 Accounts receivable                                                           3,058           (4,822)          (6,074)
 Unbilled Revenue                                                                549             (737)            (928)
 Prepaid expenses and other current assets                                   (3,656)             (683)            (860)
 Accounts payable                                                            (5,415)              (26)             (33)
 Accrued liabilities                                                         (2,874)           (2,866)          (3,610)
 Customer advances, unearned revenues and other                                2,644             2,592            3,265
 Income taxes payable                                                            102              (15)             (19)
                                                                 -------------------------------------------------------
Net cash provided by operating activities                                    (2,569)           (2,602)          (3,277)
                                                                 -------------------------------------------------------

Cash flows from investing activities
 Purchase of property, equipment and other                                     (956)           (1,241)          (1,563)
                                                                 -------------------------------------------------------
Net cash used in investing activities                                          (956)           (1,241)          (1,563)
                                                                 -------------------------------------------------------

Cash flows from financing activities
 Repayments of long-term debt                                                      0             (565)            (712)
 Repayments of capital lease obligations                                        (65)                 0                0
 Capital contribution                                                         10,550               513              646
                                                                 -------------------------------------------------------
Net cash provided by financing activities                                     10,485              (52)             (66)
                                                                 -------------------------------------------------------

Net increase (decrease) in cash and cash equivalents                           6,960           (3,895)          (4,906)
Foreign currency exchange adjustment                                            (25)              (92)            (116)
Cash and cash equivalents - beginning of period                               34,320            29,214           36,801
                                                                 -------------------------------------------------------

Cash and cash equivalents - end of period                                     41,255            25,227           31,779
                                                                 =======================================================

Supplemental data Cash paid during the period:
    Income taxes                                                                 203               321              404
    Interest                                                                       2                 2                3



* The amounts indicated as of December 31, 2003 have been translated solely for the convenience of the reader at an exchange rate of US$ 1,2597 to Euro 1,00, the noon buying rate on December 31, 2003.

Stock Options and Stocks held by the Members of the IXOS SOFTWARE AG Supervisory Board and the Executive Board as of December 31, 2003 (second quarter of fiscal year 2003/2004)


-------------------------- ------------------------- --------------------- ----------------------- --------------------
Supervisory Board                 December 31, 2003                             September 30, 2003
-------------------------- ------------------------- --------------------- ----------------------- --------------------
Name                            Stocks/Numbers         Options/Numbers         Stocks/Numbers        Options/Numbers
-------------------------- ------------------------- --------------------- ----------------------- --------------------
Dr. Klaus Esser                                   -                     -                       -                    -
-------------------------- ------------------------- --------------------- ----------------------- --------------------
Tom Tinsley                                       -                     -                       -                    -
-------------------------- ------------------------- --------------------- ----------------------- --------------------
Richard Roy                                      90                     -                      90                    -
-------------------------- ------------------------- --------------------- ----------------------- --------------------
Hansjorg Staehle                                100                     -                     100                    -
-------------------------- ------------------------- --------------------- ----------------------- --------------------
Manfred Heiss                                   650                 7,450                     650                7,450
-------------------------- ------------------------- --------------------- ----------------------- --------------------
Claudia Bottcher                                620                 3,070                     620                3,070
-------------------------- ------------------------- --------------------- ----------------------- --------------------
Total                                         1,460                10,520                   1,460               10,520
-------------------------- ------------------------- --------------------- ----------------------- --------------------

-------------------------- ------------------------- --------------------- ----------------------- --------------------
Executive Board                   December 31, 2003                             September 30, 2003
-------------------------- ------------------------- --------------------- ----------------------- --------------------
Name                            Stocks/Numbers         Options/Numbers         Stocks/Numbers        Options/Numbers
-------------------------- ------------------------- --------------------- ----------------------- --------------------
Robert Hoog                                       -               160,000                       -              160,000
-------------------------- ------------------------- --------------------- ----------------------- --------------------
Peter Rau                                         -                50,000                       -               50,000
-------------------------- ------------------------- --------------------- ----------------------- --------------------
Hartmut Schaper                                   -                50,000                       -               50,000
-------------------------- ------------------------- --------------------- ----------------------- --------------------
Richard Gailer                                    -                50,000                       -               50,000
-------------------------- ------------------------- --------------------- ----------------------- --------------------
Total                                             0               310,000                       0              310,000
-------------------------- ------------------------- --------------------- ----------------------- --------------------

The Company held 40,000 own shares as of December 31, 2003.

Executive Board member Peter Rau was granted a further 50,000 stock options and Executive Board member Robert Hoog a further 40,000 stock options when their current service contracts were signed. These stock options have not yet been issued by the Company.

                                    SIGNATURE

     Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

         Date: February 3, 2004



                                         IXOS SOFWARE AKTIENGESELLSCHAFT


                                         By /s/Robert Hoog
                                           -------------------------------------
                                               Robert Hoog
                                               Chief Executive Officer


                                               and


                                         By /s/Peter Rau
                                           -------------------------------------
                                               Peter Rau
                                               Chief Financial Officer